NEWS RELEASE 10-08	FEBRUARY 22, 2010

 NEW DRILLING EXPANDS HALILAGA COPPER-GOLD PORPHYRY IN NORTHWESTERN TURKEY

Fronteer (FRG - TSX/NYSE) announces today that drilling has further defined the footprint of copper-gold mineralization at the Halilaga porphyry deposit in northwestern Turkey.

Teck Resources Limited's Turkish subsidiary, ("TMST"), Fronteer's 60% joint venture partner and project operator, has provided results from its recently completed drill program, which focused on Halilaga's Central Zone (also known as the Kestane Zone).

Drill highlights include:

  0.72 grams per tonne gold and 0.67% copper over 180 metres, including 1.11 grams per tonne gold and 1.25% copper over 43.4 metres, in HD-37;

  0.40 g/t gold and 0.70% copper over 103.0 metres, including 0.62 g/t gold and 1.92% copper over 22.3 metres, in HD-38;

  0.25 g/t gold and 0.27% copper over 401.9 metres, in HD-40;

  0.59 g/t gold and 0.50% copper over 159.5 metres, including 0.86 g/t gold and 0.83% copper over 35.0 metres, in HD-41;

  0.28 g/t gold and 0.31% copper over 253.3 metres, including 0.43 g/t gold and 1.29% copper over 19.8 metres, in HD-50.

Four of the five intercepts start within 10 metres of surface and reinforce the occurrence of shallow, high-grade supergene mineralization that locally reaches 40 metres in thickness.

Previous drilling at Halilaga consisted of 12 widely spaced drill holes that intersected broad zones of porphyry style copper-gold mineralization. The new exploration drilling completed by TMST in early 2010 focused on expanding the size of the zone and has demonstrated that Halilaga has many of the hallmarks of a significant copper-gold system in terms of its size and grade potential.

The recent 5,670 metre, 18-hole drill program by TMST, which commenced in September 2009 and finished in mid-January 2010, has now outlined copper-gold mineralization over a strike length of 1,200 metres and a width of 400 metres, with thicknesses ranging from 100 to 400 metres. The Central Zone is exposed at surface and remains open to the north and south, to the east under younger volcanic cover, and to depth.

The joint venture is planning to resume drilling at Halilaga in April-May 2010.

DRILL HIGHLIGHTS

	From	To	Intercept	Au	Cu
Hole ID	(metres)	(metres)	(metres)	(g/t)	(%)
HD-37	3.00	183.00	180.00	0.72	0.67
Including	4.20	47.60	43.40	1.11	1.25
HD-38	8.00	111.00	103.00	0.40	0.70
Including	14.00	36.30	22.30	0.62	1.92
and	335.00	482.10	147.10	0.18	0.20
HD-39	41.40	137.00	95.60	0.31	0.25
Including	47.00	70.00	23.00	0.45	0.34
HD-40	23.10	425.00	401.90	0.25	0.27
Including	23.10	110.00	86.90	0.31	0.28
HD-41	7.00	166.50	159.50	0.59	0.50
Including	7.00	42.00	35.00	0.86	0.83
HD-42	250.30	393.50	143.20	0.41	0.27
Including	256.00	262.00	6.00	1.15	0.73
HD-44	48.80	176.00	127.20	0.36	0.28
Including	68.00	105.80	37.80	0.45	0.34
HD-50	0.00	253.30	253.30	0.28	0.31
Including	9.20	29.00	19.80	0.43	1.29

All true widths are 80-90% of reported widths unless otherwise stated. All intervals of no sampling have been assigned zero grade for the purposes of compositing.

For a PDF of comprehensive drill results at Halilaga's Central Zone, please click: http://www.fronteergroup.com/sites/files/fronteer_admin/HalilagaDrillResults1008.pdf

For a map highlighting recent drilling at the Central Zone, please click:
http://www.fronteergroup.com/sites/files/fronteer_admin/HalilagaMap1008.pdf

Additional assays are pending from TMST's recently completed work program. TMST is currently finalizing this year's budget and work-program. As TMST has elected to maintain a 60% interest in Halilaga, the 2010 work-program will be funded 60%/40% by TMST and Fronteer.

Halilaga provides Fronteer exposure to a world-class project advanced by a senior producer. Fronteer remains focused on building low-cost gold production from projects that it controls and operates. Fronteer's gold development pipeline in Nevada includes its Long Canyon, Northumberland and Sandman projects. All three gold deposits have high-grade gold starting at- or near-surface, are potentially open-pit mineable and have encouraging production attributes. Fronteer aims to build regional production by advancing these projects sequentially over the near-term, and funding the company's growth with low-risk of dilution. In the near-term, Fronteer anticipates ongoing deposit growth to add significant gold ounces to its ledger and pending results from a variety of development activities to clearly define the economic strength of the company's projects.

Drill samples and analytical data for Halilaga are collected under the supervision of TMST, Fronteer's joint venture partner and project operator, using industry standard QA-QC protocols. Ian Cunningham-Dunlop P. Eng, Vice President Exploration for Fronteer, who is the QP responsible for compiling the data contained in this release, has not verified the data; however, the grades and widths reported here agree well with the Company's past results on the project and correspondence with TMST has given him no reason to doubt their authenticity. For further details on Halilaga, please view the NI 43-101 technical report entitled "NI 43-101 Technical Report on the Halilaga Exploration Property, Canakkale, Western Turkey", dated March 30, 2009, prepared by Peter Grieve, of Geology and Resource Solutions Limited, on SEDAR at http://www.sedar.com.

ABOUT FRONTEER

We intend to become a significant gold producer. Our solid financial position and strong operational team give us the ability to advance our key gold projects through to production. Our future potential production platform includes our Long Canyon, Sandman and Northumberland projects - all located in Nevada, one of the friendliest gold-mining jurisdictions in the world. For further information on Fronteer visit www.fronteergroup.com or contact:

Mark O'Dea, Ph.D, P.Geo President and CEO
Richard Moritz, Director, Investor Relations
Glen Edwards, Director, Communications
Phone 604-632-4677 or Toll Free 1-877-632-4677
info@fronteergroup.com

Except for the statements of historical fact contained herein, certain information presented constitutes "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995 and Canadian securities laws. Such forward-looking statements, including but not limited to, those with respect to potential expansion of mineralization, potential size of mineralized zone, and size and timing of exploration and development programs, estimated project capital and other project costs and the timing of submission and receipt and availability of regulatory approvals involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievement of Fronteer to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, among others, risks related to international operations and joint ventures, the actual results of current exploration activities, conclusions of economic evaluations, uncertainty in the estimation of mineral resources, changes in project parameters as plans continue to be refined, future prices of uranium, environmental risks and hazards, increased infrastructure and/or operating costs, labour and employment matters, and government regulation and permitting requirements as well as those factors discussed in the section entitled "Risk Factors" in Fronteer's Annual Information form and Fronteer's latest Form 40-F on file with the United States Securities and Exchange Commission in Washington, D.C. Although Fronteer has attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements. Fronteer disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, other than as required pursuant to applicable securities laws. Accordingly, readers should not place undue reliance on forward-looking statements.